SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
                TEL 212 930 9700 FAX 212 930 9725 WWW.SRFFLLP.COM

                                                                January 25, 2005

Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

      Re:   GRANT LIFE SCIENCES, INC.
            REGISTRATION STATEMENT ON FORM SB-2
            FILED ON SEPTEMBER 30, 2004
            FILE NO. 333-119425

      Dear Mr. Riedler:

      This firm represents Grant Life Sciences, Inc. (the "Company") in the above-referenced matter. Enclosed for filing is the Company's Form SB-2 for filing, which relates to File No. 333-119425. Below, please find our responses to your November 5, 2004 comment letter:

Prospectus Cover Page

      1. Information presented on the cover page should be limited to the information specified in Item 501(a) of Regulation S-B. Accordingly, please delete all but the first and last two sentences of the first paragraph.

            Response

            We have deleted all but the first and last two sentences of the first paragraph in accordance with Item 501(a) of Regulation S-B.

Prospectus Summary

      2. Please revise the second sentence of the introductory paragraph so that it reads "You should carefully read the entire prospectus prior to making an investment decision."

            Response

            The second sentence of the introductory paragraph has been revised to state to read as follows: "You should carefully read the entire prospectus prior to making an investment decision."

      3. Please revise your summary to present a more balanced view of your company by including the following information:

            o     You have not generated any revenues since inception;
            o You have a history of losses and expect to continue to incur losses for the foreseeable future;
            o     You have an accumulated deficit; and
            o Your auditors have issued an opinion that expresses substantial doubt about your ability to continue as a going concern.

            Please note, your losses and accumulated deficit should be quantified.

            Response

            The summary has been revised by adding a new paragraph under the which states that the company has not generated any revenues since inception, has a history of losses and expects to continue to incur losses for the foreseeable future and has an accumulated deficit and our auditors have issued an opinion that expresses substantial doubt about your ability to continue as a going concern. Our losses and accumulated deficit have been quantified.

      4. Throughout the prospectus you make claims regarding the market for your products and provide other statistical information. Please provide supplemental factual support for each claim. Please mark the supporting documents to show the location of the information you are relying on.

            Response

            We have provided supplemental factual support for each claim we have made in the prospectus. The location of the information we have relied on has been marked for your review. In addition, we have deleted all claims that we have deemed irrelevant to the prospectus.

      5. Please update the information regarding your information statement in the section called "History of our Company."

            Response

            We have updated the "History of our Company" section regarding the information statement that was filed with the SEC on October 15, 2004.

      6. It is unclear what information you are trying to convey in the second sentence of the first paragraph under "The Offering by the Selling Stockholders" on page 3. Please revise the sentence accordingly.

            Response

            We have deleted the second sentence of the first paragraph under "The Offering by the Selling Stockholders."

      Risk Factors - page 3

      7. In this section and elsewhere in the registration statement you state that you "cannot be certain that" and "there is no assurance that" various things will or will not happen. Statements such as these are legalistic and redundant. Please delete them. Instead, please be certain that you have adequately explained why you cannot make the assurance.

            Response

            We have removed all references to "cannot be certain that" and "there can be no assurance that" and have adequately explained why we cannot make the relevant assurances.

      8. Additionally, describe the consequences if the event(s) that you cannot assure will occur do not occur. For example:

            o On page 8, you state that you cannot assure investors that your patent applications will result in patents being issued in the U.S. or foreign countries. Please revise to discuss the consequences if these applications do not result in patents being issued.

            o On page 9, you state that there can be no assurance that product liability assurance will continually be available on acceptable terms or that it will be sufficient. Please revise to discuss the consequences.

            Response

            We have revised these risk factors to discuss the consequences to our company if the patent applications do not result in patents being issued or we are unable to obtain continuous product liability insurance on acceptable terms or that such coverage will be sufficient.

      We will need to obtain regulatory approval before we can market and sell our planned tests in the United States and in many other countries.-page 6

      9. Please explain the meaning of the terms "anayte specific reagent" and "homebrew diagnostic assays."

            Response

            We have revised the risk factor to explain the meaning of the term "analyte specific reagent" and substituted the term "in-house" for "homebrew" in the prospectus.

      If we are unable to successfully protect our intellectual property or obtain certain licenses, our ability to develop market and sell our tests and any other product we may develop in the future will be harmed. - page 8

      10. Please revise the subheading and body of the risk factor to eliminate the references to "certain licenses," "certain processes" and "certain instances." If the licenses, processes and instances are material, please discuss them in their own sentences. The use of the word "certain" in these contexts raises more questions than it answers.

            Response

            Need company input

      11. Although you refer to "certain licenses" in the subheading, the body of the risk factor does not contain any discussion of your need to obtain any licenses. Please revise both the subheading and the body to identify the licenses you are referring to. Also, please identify the specific risks and consequences involved with your need to obtain the licenses.

            Response

            The risk factor subheading has been revised to include a discussion of our potential need to obtain additional licenses.

      Others could claim that we infringe on their intellectual property rights, which may result in costly and time-consuming litigation. - page 8

      12. If you are aware of any claims of infringement, please provide this information.

            Response

            We are not aware of any claims of infringement at this time

      If we are able to market and sell our cervical cancer tests, we will be subject to product liability claims or face product recalls for which our insurance may be inadequate. - page 9

      13. In the body of the risk factor you indicate that you are currently in the process of obtaining product liability insurance coverage. Please update the disclosure to indicate whether you have obtained coverage, and if so, the amount of the coverage.

            Response

            We are not currently in the process of obtaining product liability insurance coverage since we do not currently have an existing product. This risk factor has been revised accordingly.

      14. If you have not obtained liability insurance coverage, please revise the subheading to more adequately describe the risk and its consequences. For example, if you don't have coverage the subheading should not state that your insurance may not be adequate.

            Response

            This risk factor has been revised to state that we have general liability insurance coverage that may be inadequate.

      We do not have any manufacturing facilities and we have no arrangements with third party manufacturers. - page 9

      15. Currently the subheading and the body of the risk factor are simple statements of fact that do not identify a specific risk and its potential adverse consequences. If you retain the risk factor, please revise it accordingly.

            Response

            We have deleted this risk factor as we have determined that it does not apply to our plan of operations.

      Our future operations may be adversely affected by risks associated with international business. - page 9

      16. The heading and body of this risk factor also do not describe a specific risk and its potential adverse consequences for you. In this regard, please note that it is inadequate to simply state that "any or all" of the bulleted items could "materially harm [your] business." Please provide an appropriate factual context for each bulleted item. In addition, please explain how each factor could adversely affect you.

            Response

            We have deleted this risk factor as we have determined that it does not apply to our plan of operations.

      Use of Proceeds - page 14

      17. Currently you state that any proceeds you might receive upon exercise of the warrants will be used for general corporate purposes consistent with your business strategy. This statement is too vague to be meaningful. Please be more specific about how you will use the proceeds.

            Response

            We have revised the use of proceeds section. Any proceeds received will be used for working capital, administrative expenses and product development.

      Management's Discussion and Analysis of Financial Condition and Results of Operations - page 14

      18. Please expand to clarify that you are providing disclosures related to management's plan of operation. Please disclose whether you have any off-balance sheet arrangements. Please refer to Items 303(a) and 303(c) of Regulation S-B.

            Response

            Pursuant to Items 303(a) and 303(c) of Regulation S-B, this section has been revised to clarify that we are providing disclosures relating to management's plan of operation and that we do not have any off-balance sheet arrangements.

      19. Please disclose here and in other sections of the filing, the following:

            o     The significant terms of the merger with Impact Diagnostics;
            o Please expand your disclosures to clarify why the acquisition of Impact Diagnostics is treated and presented as recapitalization of Impact Diagnostics.
            o Please disclose the accounting treatment of a recapitalization.

            Response

            We have revised the filing to provide disclosure about the significant terms of the merger and to clarify why the acquisition of Impact Diagnostics is treated and presented as recapitalization of Impact Diagnostics. The reverse merger is presented as a recapitalization because the Company did not have any operating activity prior to the acquisition of Impact Diagnostics, ownership of the Company upon the reverse merger was controlled by the stockholders of Impact Diagnostics and the management of Impact Diagnostics controlled the operating activity of the Company post-merger.

      Initial Validation Studies - page 20

      20. Please revise to state that later studies might not support these results.

            Response

            The prospectus has been revised to state that later studies might not support these results.

      Regulatory Approval - page 20

      21. Please explain the basis for your belief that your tests will be classified by the FDA as Class I or Class II devices.

            Response

            This section has been revised to explain the we believe the FDA will classify our tests as Class II devices.

      22. Please revise to discuss the requirements to market and sell Class I medical devices.

            Response

            We have revised the discussion to include the requirements to market and sell Class II medical devices.

      Intellectual Property

      23. If your agreement with Dr. Hu provided for licensing fees, annual licensing payments or milestone payments, please revise to disclose all payments made to date, the aggregate amount of potential milestone payments and annual fees.

            Response

            We have revised this disclosure to provide information regarding the licensing fees, annual licensing payments, all payments made to day and the aggregate amount of any potential payments or fees.

      24. Additionally, if the licensing agreement provides for minimum royalty payments, please disclose and quantify.

            Response

            We have disclosed and quantified the minimum royalty payments in connection with the licensing agreement.

      25. We note your statement that the term of the license is for 17 years. Please revise to disclose when you entered into the license agreement.

            Response

            We have revised this disclosure to state when we entered into the license agreement with Dr. Hu.

      Security Ownership of Certain Beneficial Owners and Management - page 31

      26. Please revise to identify the natural persons who have voting and dispositive rights over the shares owned by DCOFI Master LDC.

            Response

            We have revised this disclosure to identify the natural persons who have voting and dispositive rights over the shares owned by DCOFI Master LDC.

      Certain Relationships and Related Transactions - page 34

      27. Please revise to indicate whether these transactions were on terms as could have been obtained from unrelated third parties.

            Response

            We have disclosed that the transactions, except for advances made with no interest, were on terms as could have been obtained from unrelated third parties.

      28. Please revise the second, third and fourth paragraphs to indicate whether any amounts are still outstanding. Additionally, applicable interest rates on these advances and the loan discussed in the seventh paragraph.

            Response

            This section has been revised to state how any outstanding amounts were repaid and that no amounts are currently payable or receivable from these related parties. The interest rates on the advances and loans have been disclosed.

      Selling Stockholders - page 34

      29. Please provide appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares.

            Response

            We have revised this section to provide appropriate disclosure regarding the circumstances under which the selling shareholders acquired their shares. Need from company

      30. For each selling shareholder that is not a natural person or reporting company, please revise to disclose the natural person(s) who hold voting and dispositive rights.

            Response

            We have revised this section to disclose the natural person(s) who hold voting and dispositive rights in any selling shareholder that is not a natural person or reporting company.

      31. If any of the selling shareholders are broker-dealers, please revise to identify them and state that they are underwriters. The only exception to this position is if the shares were issued as underwriting compensation.

            Response

            We have revised this section to disclose the shareholders that are broker-dealers.

      32. If any of the selling shareholders are affiliates of broker dealers, please revise to identify them and state that they purchased the shares in the ordinary course of business and they have no agreements to distribute the shares either directly or indirectly. If they are unable to make these representations, then please revise to identify these selling shareholders as underwriters.

            Response

            None of the selling shareholders are affiliates of broker-dealers.

      Experts - page 39

      33. We note that you refer to HJ & Associates, LLC in your expert section, however it does not appear appropriate to include this disclosure under Item 509 of Regulation S-B. Please remove this disclosure as it was previously reported in your Form 8-K/A dated August 30, 2004.

            Response

            This disclosure has been removed as it was previously reported in our Form 8-K/A dated August 30, 2004.

Financial Statements

General

      34. In the event of a delay, please update the financial statement to comply with Rule 310(g) of Regulation S-B.

            Response

            The financial statements and the SB-2 have been updated to include the unaudited financial statements and information for the period ended September 30, 2004. Please see the financial statements and Management Discussion and Analysis of the amended Form SB-2.

      35. We note your disclosure on page 14 that no historical financial information or financial statements of Grant Ventures are included in the filing. Please retroactively restate the historical financial statements of Impact Diagnostics in the registration statement to give effect to the recapitalization transaction. Please revise your pro forma financial statements, accordingly.

            Response

            The historical financial statements of Impact Diagnostics have been restated to reflect the recapitalization transaction at December 31, 2003 and 2002 and the years then ended, including the subsequent name change to Grant Life Sciences, Inc. The pro forma statements have been revised to reflect this and other comments. Based upon our conversation with Todd Sherman and Don Abbott the Company has included pro forma income statements for the year ended December 31, 2003 and the nine months ended September 30, 2004.

Financial Statements of Impact Diagnostics, Inc. - December 31, 2003

Statement of Operation, page 43

      36. Please disclose total research and development costs charged to expense for each period presented as required by paragraph 13 of SFAS 2.

            Response

            The total research and development expense has now been disclosed for all periods presented.

Statement of Stockholders' Deficit, page 44

      37. Please disclose the dollar amounts assigned to the consideration received for each equity issuance. For issuances involving non- cash consideration, please disclose the basis for assigning amounts. Please refer to paragraph 11(d) of SFAS 7.

            Response

            The Statement of Stockholders' Deficit now includes the price per share for all issuances of common stock. Notes 5 and 12 have been changed to provide additional information on the basis for assigning amounts for the value of the stock issuances. As additional information related to the per share prices in 2002, the prices are based on blended prices and dilution due to common stock splits. Of the stock issued for services, in May 2002, 3,500 shares were issued for $1 per share. These shares then split at a rate of 10 for 1, then again at a rate of 7 for 1. Then in December 2002, 199,500 shares were issued at $.50 per share. All of these shares then were retroactively affected for the 3.58 for 1 split that occurred in 2004. As a result, the price per share appears to be $.06. Additionally, original shares issued for cash and in satisfaction of debt in December of 2002 were issued at prices ranging from $.46 to $.50.

Note 3. Related Party Transactions, page 48

      38. Please disclose the terms and manner of settlement for employee receivables and other related party receivables. Please refer to paragraph 2(d) of SFAS 57.

            Response

            Note 3 to the financial statements have been modified to include the terms of repayment. Supplementally, the total aggregate outstanding balance of related party receivables is $4.

Note 4, Note Payable, page 49

      39. We note that the note payable was in default as of December 31, 2002. Please tell us and disclose any default provisions the loan may have and if the venture capital firm is seeking any recourse and or damages outside of the negotiations.

            Response

            Note 4 has been modified to clarify and include information regarding the satisfaction of the note in default. The financial statements originally included some information in Note 12 Subsequent Events as to the disposition of the note. Note 12 has also been modified to include information to clarify the resolution of the note in default.

Note 5, Common Stock, page 49

      40. We note that you issued stock for services in the year ended December 31, 2002. If material, please disclose the amount of compensation cost recognized in the Statement of Operations. Please refer to paragraph 47 (e) of SFAS 123.

            Response

            The amount of compensation expense was $103,250 and $0 in 2002 and 2003, respectively. Those amounts are disclosed in the statement of cash flows and have been reclassified in the statement of operations as stock compensation expense from general and administrative expense.

Note 6. Gain on Extinguishment of Debt, page 50

      41. We note that you restated your financial statements to record a gain on an extinguishment of debt upon refinancing certain debt. Please disclose, and explain to us, the significant terms of the old and new debt under EITF 96-19 that results in gain recognition.

            Response

            The original debt instrument was for $200,000 with interest at 6%, convertible at a rate of $.335 per share. As such, it contained an embedded beneficial conversion feature, convertible at any time at the option of the note holder. Therefore a beneficial conversion feature of $98,507 was recorded as interest expense based on the intrinsic value of the feature at the date of issuance, which was June 3, 2002. The intrinsic value was $0.165 (fair value of $.50 less conversion rate of $.335). A second party then agreed with the first note holder to satisfy the note. For this assumption of the first note, the Company issued a second convertible note for $200,000 with interest at 6%, convertible at $.50 per share at any time at the option of the note holder. This conversion rate did not constitute a beneficial conversion feature as the conversion rate and fair value were the same. Upon the refinancing of the old debt EITF 98-5, paragraph 12 was applied, which reads:

            "The Task Force considered situations in which a debt instrument containing the embedded beneficial conversion feature is extinguished prior to conversion. The Task Force recognized that a portion of the reacquisition price includes a repurchase of the beneficial conversion feature. The Task Force reached a consensus that the amount of the reacquisition price to be allocated to the beneficial conversion feature should be measured using the intrinsic value of the conversion feature at the extinguishment date. The residual amount, if any, would be allocated to the convertible security. The Task Force indicated that the issuer would record a gain or loss on extinguishment of the convertible debt security."

            Believing the first note had been extinguished because of the significant change in the terms of the two notes, and based on the application of EITF 98-5, the beneficial conversion feature of the first note was measured again at the extinguishment date, which also yielded an amount of $98,507 and was considered the reacquisition price of the beneficial conversion feature. The residual amount was applied to the debt, and therefore a gain on the extinguishment of the debt was recorded in this amount.

            Because of the significant change in the terms of the note, we believed the note had, in fact, been extinguished, and the application of EITF 98-5 was the appropriate accounting treatment.

      42. Please explain to us why the gain on extinguishment of debt was not originally recorded in the 2002 financial statements. Tell us where the beneficial conversion feature, recorded as interest expense, is presented in the statement of operations.

            Response

            The gain on the extinguishment of debt was not originally presented in the 2002 financial statements as complete documentation and facts surrounding the transaction were not timely provided to the accounting department. Originally, the terms of the old and new debt were understood to have been the same, and therefore no gain would have been recorded. Upon review of the complete documentation by the accounting department, the accounting treatment as noted in comment 41 above was recorded.

            Interest expense was misclassified in general and administrative expense, and has now been properly reclassified as interest expense in the statement of operations to reflect all interest expense, including the beneficial conversion feature in the 2002 financial statements.

Note 11. Restatement of Financial Statements, page 53

      43. Please disclose what effect, if any, the error had on related per share amounts. Please refer to paragraph 36 of APB 20.

            Response

            Note 11 has been modified to include the per share amounts for the restatement.

Financial Statements of Impact Diagnostics, Inc - June 30, 2004

      44. Based on the preceding audited financial statement comments, please revise your disclosures as appropriate.

            Response

            The financial statements have been revised for the above comments.

Statements of Operations, page 56

      45. We note that interest expense for the six months ended June 30, 2004 totals $38,765. Please tell us where the beneficial conversion feature totaling $200,000 is presented in the interim 2004 financial statement. Please refer to Note 12 of the audited financial statements.

            Response

            The disclosure in Note 12 relating to the conversion taking place was not clear as far as the date first allowed for the conversion to take place. The beneficial conversion feature of $200,000 occurred in July 2004 when the trigger for the beneficial conversion took place for the holder of the note. The interim financial statements for the period ending September 30 2004 reflect the amount of the beneficial conversion as it took place in that period.

      46. Please provide cumulative from inception financial information as required by SFAS 7 and Rule 310(b) of Regulation S-B.

            Response

            The financial statements have been modified to include the cumulative amounts from inception through the interim period of September 30, 2004.

Notes to Unaudited Financial Statements of Impact Diagnostics, Inc., page 57

      47. Please revise your financial statements to include the necessary disclosures required by Item 310(b) of Regulation S-B. For example, please disclose material subsequent events that occurred subsequent to the annual financial statements.

            Response

            The unaudited financial statements have been modified and include the required disclosures. Most of the significant subsequent events discussed in the previously filed SB-2 occurred in the period ending September 30, 2004 and are reflected in the unaudited interim financial statements. All material subsequent events to September 30, 2004 have been disclosed.

Pro Forma Financial Statements

Pro Forma Balance Sheet, page 58

      48. Please refer to your disclosure related to footnote (g). It appears that this disclosure is not appropriate since the event is not directly attributable to the Merger or factually supportable since the Board of Directors and stockholders have not approved the increase in authorized shares. Please remove this disclosure or advise us.

            Response

            Based upon our discussion with Todd Sherman and Don Abbott this pro forma balance sheet is no longer required and has not been included in the amended SB-2 filing.

Pro Forma Statements of Operations, page 59 and 60

      49. We note that you include nonrecurring pro forma adjustments. Please only include adjustments that are directly attributable to the specific transaction, factually supportable and expected to have continuing impact on your statement o operations. For example, pro forma adjustments related to the gain on the extinguishment of debt are not expected to have a continuing impact. Please remove these adjustments or advise us.

            Response

            The non-recurring items have been removed from the pro forma statement of operations.

      50. Please disclose the historical basic and diluted earnings per share as required by Rule 11 - 02(b)(7) of Regulation S-X.

            Response

            The historical basic and diluted earnings per share as required have been added to the pro forma statement of operations.

      51. Please expand your disclosure in pro forma adjustment (f) to clarify how the weighted average shares amounts were computed for each period presented.

            Response

            The disclosure has been expanded to clarify how the weighted average shares were computed for each period presented.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 61

      52. Please revise footnote (b) to disclose the date shares were issued in the private placement.

            Response

            The dates have been included in footnote (b) to disclose the dates the shares were issued in the private placement.

      53. Please expand footnote (c) to disclose the date the agreement was reached with affiliates to convert notes to shares and expand footnote (d) to disclose the date the lender exercised the conversion of its note and accrued interest into shares.

            Response

            Footnote (c) has been expanded to include the dates of the agreement and the dates the lender exercised the conversion of their notes and accrued interest into common shares.

      54. Pro Forma footnote disclosures should be sufficiently detailed to understand your basis for the adjustment and how the adjustment was computed. Please refer to pro forma adjustment (d). It is not clear from your disclosure why the beneficial conversion feature recognized as interest expense is presented in the pro forma financial statements. Based on your disclosure in Note 12 to the audited financial statements it appears that the loan commitment date was April 14, 2004 and the beneficial conversion feature should have been recorded in the quarter ended June 30, 2004. Please revise or advise us.

            Response

            The pro forma footnote disclosure has been modified to remove the nonrecurring items and to disclose the actual dates of the transactions. The transactions are all included in the period ended September 30, 2004 that were previously included in the subsequent event footnotes.

Exhibit list

      55. We note that a number of exhibits have not yet been filed. Please file them with your first pre-effective amendment. We may have additional comments once we have had an opportunity to review them.

            Response

            We have filed the bylaws, the Licensing Agreement with Dr. Hu, dated July 20, 2004, and Form 8-K dated July 30, 2004, as amended (per comment 57).

      56. Based on the proceeding comments, please revise your financial statement and pro forma information disclosures as appropriate.

            Response

            The financial statements have been modified to include the changes from the comments made in the letter dated November 5, 2004.

Pro Forma Balance Sheet

      57. Please provide a subtotal column on the face of the pro forma balance sheet to present a pro forma balance sheet giving effect to the Merger before other material transactions consummated subsequent to the balance sheet date.

            Response

            Per our discussion, the 8-K/A has been revised to include a subtotal column after accounting for the reverse merger to reflect that effect and an additional column for the financing adjustments due to its material significance with a grand total account.

      58. It is not clear from your disclosures in footnote (a) the nature of the pro forma adjustments that give effect to the merger. Please revise your disclosures and address the following in your expanded disclosures:

            o Historical Stockholders' equity of Impact prior to the merger is retroactively restated, a recapitalization, for the equivalent number of shares received in the transaction after giving effect to any difference in par value of Grant Ventures and Impact's stock with an offset to paid- in capital.

            o Common stock is the stock of the legal entity, Grant Ventures, Inc. The par value of Impact is adjusted to the par value of the legal entity.

            o     Direct transaction costs of the Merger are charged to expense.

            Response

            The wording in the disclosures have been rewritten to provide the reader more clarity in understanding the effect of the merger.

      Should you have any further questions, please do not hesitate to contact the undersigned at 646-810-2177.

                                                              Sincerely,


                                                              /s/ David Schiff
                                                              ------------------
                                                              David B. Schiff